SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                      AMENDMENT NO. 4
                            TO
                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934


              STANDARD COMMERCIAL CORPORATION
                      (Name of Issuer)

                Common Stock, $.20 par value
               (Title of class of securities)

                           853258101
                        (CUSIP Number)

                      Claude B. Owen, Jr.
            Chairman and Chief Executive Officer
               Dibrell Brothers, Incorporated
                      512 Bridge Street
                  Danville, Virginia 24541
                Telephone No. (804) 792-7511
  (Name, address and telephone number of person authorized to receive notices and communications)


                            Copy to:
                    Thurston R. Moore, Esq.
                       Hunton & Williams
                  Riverfront Plaza, East Tower
                      951 East Byrd Street
                    Richmond, Virginia 23212
                          (804) 788-8295


                          April 28, 1995

    (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
          schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with
                      this statement [   ].

                        Page 1 of 8 Pages

CUSIP NO. 853258101                   13D                     Page 2 of 8 Pages



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          DIMON, Incorporated
          54-1746567

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ___
                                                             (b) ___

3       SEC USE ONLY

4       SOURCE OF FUNDS*
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Virginia

                                 7       SOLE VOTING POWER
                                           866,370
  NUMBER OF
   SHARES                        8       SHARED VOTING POWER
BENEFICIALLY                               - 0 -
  OWNED BY
    EACH                         9       SOLE DISPOSITIVE POWER
 REPORTING                                 866,370
PERSON WITH
                                 10      SHARED DISPOSITIVE POWER
                                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          866,370 shares held by DIMON Incorporated, per Termination of Trust Agreement dated April 28, 1995

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%

14      TYPE OF REPORTING PERSON*
          CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 853258101                    13D                    Page 3 of 8 Pages



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Dibrell Brothers, Incorporated
          54-0192440

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ___
                                                             (b) ___

3       SEC USE ONLY

4       SOURCE OF FUNDS*
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Virginia

                                 7       SOLE VOTING POWER
                                           - 0 -
  NUMBER OF
   SHARES                        8       SHARED VOTING POWER
BENEFICIALLY                               - 0 -
  OWNED BY
    EACH                         9       SOLE DISPOSITIVE POWER
 REPORTING                                 - 0 -
PERSON WITH
                                 10      SHARED DISPOSITIVE POWER
                                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 0 -

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          - 0 -

14      TYPE OF REPORTING PERSON*
          CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                CUSIP NO. 853258101 13D        Page 4 of 8 Pages



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Trust fbo Dibrell Brothers, Incorporated, per Agreement dated October 21, 1994

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ___
                                                             (b) ___

3       SEC USE ONLY

4       SOURCE OF FUNDS*
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Virginia

                                 7       SOLE VOTING POWER
                                           - 0 -
  NUMBER OF
   SHARES                        8       SHARED VOTING POWER
BENEFICIALLY                               - 0 -
  OWNED BY
    EACH                         9       SOLE DISPOSITIVE POWER
 REPORTING                                 - 0 -
PERSON WITH
                                 10      SHARED DISPOSITIVE POWER
                                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 0 -

12      X BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          - 0 -

14      TYPE OF REPORTING PERSON*
          OO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.            Security and Issuer.


         The Statement on Schedule 13D relating to the Common Stock, par value $.20 per share (the "Common Stock"), of Standard Commercial Corporation, a North Carolina corporation ("Standard"), filed on March 3, 1994, and amended on April 12, 1994, October 21, 1994 and January 23, 1995, by Dibrell Brothers, Incorporated, a Virginia corporation ("Dibrell"), and DIMON Incorporated, a Virginia corporation ("DIMON"), and Claude B. Owen, Jr. and Willie G. Barker, Jr., as Trustees for Trust f/b/o Dibrell Brothers, Incorporated, is hereby amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         This Amendment No. 4 to Schedule 13D is being filed in connection with a Termination of the Trust Agreement, dated April 28, 1995 (the "Termination Agreement"), between DIMON, the successor by merger to Dibrell and Monk-Austin, and Claude B. Owen, Jr. and Willie G. Barker, Jr., as trustees (the "Trustees"). The Termination Agreement effected the distribution of the Common Stock held by the Trustees to DIMON or any of its wholly-owned subsidiaries. The Termination Agreement further provided for the dissolution of the Trust f/b/o Dibrell Brothers, Incorporated as of April 28, 1995.

         Pursuant to an Amended and Restated Agreement and Plan of Reorganization, dated as of February 22, 1995, by and among DIMON, Dibrell and Monk-Austin, Dibrell and Monk-Austin merged with and into DIMON effective April 1, 1995, thereby terminating their separate corporate existence.

Item 7.            Material to be Filed as Exhibits.

         (a) Termination of Trust Agreement, dated April 28, 1995, between DIMON Incorporated, the successor by merger to Dibrell Brothers, Incorporated and Monk-Austin, Inc., and Claude B. Owen, Jr. and Willie G. Barker, Jr., as Trustees.

         (b) Amended and Restated Plan of Reorganization, dated as of February 22, 1995, by and among DIMON Incorporated, Dibrell Brothers, Incorporated and Monk-Austin, Inc. (incorporated by reference to Appendix I to the Joint Proxy Statement/Prospectus of Dibrell Brothers, Incorporated and Monk-Austin, Inc., dated March 1, 1995, as part of DIMON Incorporated's Registration Statement on Form S-4, File No. 33-89780, filed with the Securities and Exchange Commission on March 1, 1995).

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          DIMON INCORPORATED, for itself and as
                                          successor by merger to Dibrell
                                          Brothers, Incorporated


Date:  May 15, 1995                       By: /s/ Claude B. Owen, Jr.
                                          Name:   Claude B. Owen, Jr.
                                          Title:  Chairman and Chief Executive
                                                  Officer


                                          TRUST FBO DIBRELL BROTHERS,
                                                 INCORPORATED


                                          By:  /s/ Claude B. Owen, Jr.
                                          Name:   Claude B. Owen, Jr.
                                          Title:  Trustee


                                          By:  /s/Willie G. Barker, Jr.
                                          Name:  Willie G. Barker, Jr.
                                          Title:  Trustee

                                      EXHIBIT INDEX


Exhibit 1 Termination of Trust Agreement, dated April 28, 1995 between DIMON Incorporated, the successor by merger to Dibrell Brothers, Incorporated and Monk-Austin, Inc., and
                   Claude B. Owen, Jr. and Willie G. Barker, Jr., as trustees.




















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